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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                          UNIGRAPHICS SOLUTIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    904928108
                                 (CUSIP Number)



        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                Capital Counsel, LLC



2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)


3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York


                        5   SOLE VOTING POWER
      NUMBER OF
       SHARES                   262,100    shares
    BENEFICIALLY
      OWNED BY          6   SHARED VOTING POWER
        EACH
      REPORTING                       0    shares
       PERSON
        WITH            7   SOLE DISPOSITIVE POWER

                                262,100    shares

                        8   SHARED DISPOSITIVE POWER

                                      0    shares

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         262,100 shares

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.18%


12      TYPE OF REPORTING PERSON (See Instructions)

        IA


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Item 1(a)        NAME OF ISSUER:

                 UNIGRAPHICS SOLUTIONS, INC.


Item 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 13736 RIVERPORT DRIVE
                 MARYLAND HEIGHTS, MO 63043


Item 2(a)        NAME OF PERSON FILING:
                 Capital Counsel, LLC

Item 2(b)        Address of Principal Business Office, or if none,
                 Residence:
                 350 Park Avenue
                 New York, NY 10022

Item 2(c)        CITIZENSHIP:
                 New York


Item 2(d)        TITLE OF CLASS OF SECURITIES:
                 Common Stock


Item 2(e)        CUSIP NUMBER

                 904928108

Item 3 Capital Counsel, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4           OWNERSHIP:

                 (a)    Amount beneficially owned:

                 See Item 9 of the cover pages attached hereto.

                 (b)    Percent of Class:

                 See Item 11 of the cover pages attached hereto.

                 (c)    Number of shares as to which such person has:

                 See Items 5 through 8 of the cover pages attached hereto.

Item 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not applicable.

Item 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 Not applicable.



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Item 7         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10        CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  March 1, 2001

                                                  Terence S. Greene
                                                  -----------------------
                                                  Secretary